UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

29 May 2008

Telecom Corporation of New Zealand Limited ———————————————————————————————————
(Translation of registrant’s name into English)

New Zealand ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Level 8, North Tower Telecom House 68 Jervois Quay Wellington New Zealand
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

30 May, 2008

Telecom New Zealand makes transformational appointments

Telecom New Zealand today announced two key appointments to its executive team.

Alan Gourdie has been appointed as Chief Executive Officer Retail, and Frank
Mount has been appointed as Telecom’s Group Chief Transformation Officer.

Telecom CEO Paul Reynolds said he was delighted to have secured two world-class people for these roles at the heart of Telecom’s transformation process.

“Building on other recent appointments to the executive team, Alan and Frank will play key roles in driving the company’s transformation for long-term growth. It’s great to have them on board,” Dr Reynolds said.

“Alan and Frank will be responsible for delivering a new generation of world-class services to our customers in new and innovative ways, while at the same time energising our people and maintaining a clear focus on putting customers first.

“That is the essence of Telecom New Zealand’s transformation in the era of operational separation, and of the strategy for long-term growth we unveiled on
10 April.”

Mr Gourdie has extensive experience working in very senior leadership and consumer marketing roles in New Zealand, Singapore and Europe.

Dr Reynolds said Alan’s considerable experience developing key consumer brands in intensely competitive markets, coupled with his strong leadership ability, will be a major asset for Telecom’s management team.

“Alan has a proven talent for energising brands through a strong customer focus, and this will be invaluable as he drives the retail division’s commitment to improve the experience of Telecom’s consumer and business customers,” Dr
Reynolds said.

“I’m very much looking forward to helping transform Telecom into a brand that kiwis love,” said Mr Gourdie.

“I’ve been following Telecom’s transformation over the last year or so with great interest, in particular Paul’s commitment to putting customers at the heart of the business, which I believe is fundamentally important to the success of any brand.”

Dr Reynolds said Frank Mount has an impressive track record in leadership roles at some of the world’s leading telecommunications companies across Europe, the
United Kingdom and the US.

“I’m delighted to secure a candidate with Frank’s extensive knowledge of the telecommunications sector. At globally important telcos such as Cable and
Wireless, Frank has shown a world-class ability to consistently deliver outstanding results through creating high performing teams.

“Frank has exceptional experience in driving transformational change, and an exhaustive knowledge of the full spectrum of telecommunications and IP technologies. This equips him perfectly to execute our long-term technology strategy,” said Dr Reynolds.

Frank Mount said the dynamic environment in which Telecom is operating, coupled with the company’s commitment to delivering a world-class next generation network, drew him to a role on the other side of the world.

“The Telecom New Zealand story is a compelling one for me, as indeed it should for any observer of the global telco sector right now.

“Telecom is reinventing itself and is clearly committed to delivering its next generation network and the enhancements it brings for an improved customer experience. The scale of the New Zealand market will allow us to bring world-leading technology faster, to a more receptive market, than perhaps any other country in the world.

“As a technologist it was a challenge I couldn’t pass up and I can’t wait to get started at Telecom on 9 June,” Mr Mount said.

Alan Gourdie and Frank Mount will both be based in Auckland. Mr Gourdie will commence his new role on 25 August.

Career summaries are below.

ENDS

Contact:

Mark Watts, Head of External Media, Telecom New Zealand, +64 (0)272 504 018

Alan Gourdie

Career history

Alan received a Bachelor’s degree in Science in 1986 and two years later a
Master’s Degree with First Class Honours in Chemistry from University of
Auckland, New Zealand.

He began his career as a research and development chemist at Reckitt and Colman in New Zealand and was later promoted to brand manager Pharmaceuticals within the same organisation.

In 1994 he joined DB Group as General Manager Marketing for Wines and Spirits
then in 1998 was promoted to General Manager Marketing for the Brewing business.
Later his responsibilities were further expanded to include sales.

Alan’s activities with Heineken attracted the attention of the principal
Heineken NV and in early 2001 he was transferred to Amsterdam to take up the role of Global Marketing Manager Heineken. Following this, Alan was invited back to Asia Heineken’s sister company Asia Pacific Breweries (APB) to lead the key
Singapore operation of their business as General Manager.

Earlier this year Alan was posted to London as Managing Director of APB’s UK and
European operations.

Frank Mount

Career History

Francis (Frank) Mount was educated in Europe and the USA in moderns, classics and sciences and has a degree in mathematics and IT from Mercy College, New
York.

He began his career with AT&T and spent 20 years working in various roles for the company.

Frank has been Executive Vice President & Chief Technology Officer (CTO) for
Viatel Inc and held similar senior roles with Primus Communications, US Cable and MCI Telecommunications Inc.

Frank held the position of CTO at T-Mobile UK Ltd and following that led the company’s European Operations, with responsibility for all network operations outside North America.

Most recently Frank worked at Cable & Wireless plc from November 2004 to
December 2007 as Director Group Operations, Group CTO, and CTO Cable & Wireless
International. He also served as a member on the Boards of the International
Company and Cable & Wireless Jamaica Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 30 May 2008	By:	Craig Mulholland
	Name:	Craig Mulholland
	Title:	Group Company Secretary